Exhibit 8.1

                               Rogers & Wells LLP
                                200 Park Avenue
                               New York, NY 10166


August 4, 1998


MIM Corporation
One Blue Hill Plaza
Pearl River, NY  10965

         Re:      MIM Acquisition of Continental Managed Pharmacy Services, Inc.

Ladies and Gentlemen:

You have requested our opinion with respect to certain federal income tax matters in connection with the transactions contemplated by the Agreement and
Plan of Merger dated as of January 27, 1998, as amended (the "Merger Agreement"), among MIM Corporation ("MIM"), Continental Managed Pharmacy Services, Inc. ("Continental"), and CMP Acquisition Corporation ("MIM Sub"), a wholly-owned subsidiary of MIM. The transactions include the merger of Continental and MIM Sub, with Continental continuing as the surviving corporation (the "Merger"). As part of the Merger, each issued and outstanding common share, without par value, of Continental (the "Continental Common Shares") will be converted into the right to receive 327.59 fully paid and non-assessable shares of common stock, par value $.0001 per share, of MIM (the "Common Stock"). Capitalized terms not otherwise defined herein shall have the meanings given to them in MIM's Proxy Statement/Prospectus, dated August 5, 1998 (the "Proxy Statement/Prospectus").

In rendering the opinions stated below, we have examined and relied, with your consent, upon the following:

           (i)        The Merger Agreement;

           (ii)       The Proxy Statement/Prospectus; and

           (iii) Such other documents, records and instruments as we have deemed necessary in order to enable us to render the opinions expressed in this letter.

In our examination of the foregoing documents, we have assumed, with your consent, that (i) all documents reviewed by us are original documents, or true and accurate copies of original documents, and have not been subsequently amended, (ii) the signatures on each original document are genuine, (iii) each party who executed the document had proper authority and capacity, (iv) all representations and statements set forth in such documents are true and correct,
(v) all obligations imposed by any such documents on the parties thereto have been or will be performed or satisfied in accordance with their terms and (vi) MIM, MIM Sub and Continental have at all times been and MIM and Continental


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MIM Corporation
August 4, 1998


will at all times continue to be organized and operated in accordance with the terms of such documents. We have further assumed, with your consent, the accuracy of the statements and descriptions of MIM's and Continental's intended activities as described in the Merger Agreement and the Proxy Statement/Prospectus.

For purposes of rendering the opinions stated below, we have further assumed, with your consent, the accuracy of the representations contained in the Certificate of Representations dated August 4, 1998, provided to us by MIM (the "MIM Certificate") and the Certificate of Representations dated August 4, 1998, provided to us by Continental (the "Continental Certificate"). These representations generally relate to the qualification of the Merger as a tax-free reorganization for federal income tax purposes.

Based upon and subject to the foregoing, we are of the opinion that:

     1) The Merger will qualify as a reorganization within the meaning of the Internal Revenue Code of 1986, as amended (the "Code") under ss. 368(a)(2)(E) and no taxable gain or loss will be recognized by Continental, MIM Sub or MIM as a result of the Merger. Code ss. ss. 368(a)(2)(E), 361(a), and 354.

     2) A Continental shareholder will not recognize taxable gain or loss on the exchange of his Continental Common Shares for shares of Common Stock (including any fractional share interest) in the Merger. Code ss. 354(a)(1).

     3) Cash received by a Continental shareholder in lieu of a fractional share of Common Stock will be treated as having been received as full payment in exchange for such fractional share. Code ss. 302. Accordingly, such shareholder will recognize gain or loss equal to the difference between the amount of cash received for such fractional share and the shareholder's basis in the fractional share interest. Code ss. 1001.

     4) The aggregate tax basis of shares of Common Stock (including any fractional share interest) received by a Continental shareholder in the Merger will be the same as the aggregate tax basis of the Continental Common Shares exchanged therefor. Code ss. 358(a)(1).

     5) The holding period for shares of Common Stock (including any fractional share interest) received by a Continental shareholder in the Merger will include the holding period for the Continental Common Shares exchanged therefor, provided the Continental shareholder held such Continental Common Shares as a capital asset on the effective date of the Merger. Code ss. 1223(1).

     6) The information in the Proxy Statement/Prospectus under the heading "The Merger-Material Tax Consequences of the Merger" has been reviewed by us and, to the extent such summary involves matters of law, is correct in all material respects.

The opinions stated above represent our conclusions as to the application of federal income tax laws existing as of the date of this letter to the transactions contemplated in the Merger Agreement and the


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MIM Corporation
August 4, 1998

Proxy Statement/Prospectus and we can give no assurance that legislative enactments, administrative changes or court decisions may not be forthcoming that would modify or supersede our opinions. An opinion of counsel merely represents counsel's judgement with respect to the probable outcome on the merits and is not binding on the Internal Revenue Service or the courts. There can be no assurance that positions contrary to such opinion will not be taken by the Internal Revenue Service, or that a court considering the issues would not hold contrary to such opinion.

The opinions stated above represent our conclusions based upon the documents, facts and representations referred to above. Any material amendments to such documents, changes in any significant facts or inaccuracy of such representations could affect the opinions referred to herein. Although we have made such inquiries and performed such investigations as we have deemed necessary to fulfill our professional responsibilities as counsel, we have not undertaken an independent investigation of all of the facts referred to in this letter, the Continental Certificate and the MIM Certificate.

The opinions set forth in this letter: (i) are limited to those matters expressly covered; no opinion is to be implied in respect of any other matter; and (ii) are as of the date hereof. We hereby consent to the filing of this opinion as an Exhibit to the Registration Statement on Form S-4 of which the Proxy Statement/Prospectus is a part and to the use of our name under the captions "The Merger-Material Tax Consequences of the Merger" and "Legal Matters" in the Proxy Statement/Prospectus.


Very truly yours,

/s/ Rogers & Wells LLP